Exhibit (a)(5)(B)

EFiled: Jun 03 2015 07:16PM EDT Transaction ID 57333822 Case No. 11092-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

CHARLES MARTIN, Individually and on	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
v.	)
)
TIMOTHY M. ARMSTRONG, FREDRIC	)
G. REYNOLDS, DAWN GOULD	)
LEPORE, EVE BURTON, ALBERTO	)	C.A. No.
IBARGUEN, PATRICIA E. MITCHELL,	)
JAMES R. STENGEL, RICHARD L.	)
DALZELL, HUGH F. JOHNSTON,	)
VERIZON COMMUNICATIONS INC.	)
and HANKS ACQUISITION SUB, INC.,	)
)
Defendants.	)
)

VERIFIED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

Plaintiff Charles Martin (“Plaintiff”), by his undersigned attorneys, on behalf of himself and all others similarly situated, alleges upon information and belief, including the investigation of counsel, consultation with an expert, and a review of publicly-available information, except for his own acts, which are alleged on personal knowledge as follows:

SUMMARY OF THE ACTION

1. Plaintiff brings this class action on behalf of himself and the other public stockholders of AOL Inc. (“AOL” or the “Company”), other than Defendants (defined below) and their affiliates, and AOL’s Board of Directors (the

“Board” or the “Individual Defendants” defined below) against Verizon Communications Inc. and Hanks Acquisition Sub, Inc. (“Merger Sub”) (collectively, “Verizon”) (the Board and Verizon are collectively referred to herein as the “Defendants”), for breaching and aiding and abetting the breach of fiduciary duties owed to the class in connection with Verizon’s proposed acquisition of AOL.

2. This action seeks to enjoin the proposed acquisition announced on May 12, 2015, pursuant to which Verizon will acquire the outstanding shares of AOL in a deal valued at approximately $4.4 billion, with each AOL stockholder entitled to receive $50.00 for each share of AOL common stock, net to the seller in cash, without interest, less any required withholding taxes (the “Offer Price”) upon consummation of the merger (the “Proposed Transaction”). The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, with no stockholder vote required to consummate the Merger. The Tender Offer commenced on or about May 27, 2015, and ends just before midnight June 22, 2010.

3. In pursuing the Proposed Transaction, each member of the Board with the help of Verizon violated applicable law by directly breaching fiduciary duties of loyalty, candor, and care owed to Plaintiff.

4. As described herein, the Proposed Transaction, undervalues AOL’s prospects.

5. As recently as January 16, 2014, AOL’s stock closed at $52.54 ($2.54 above the Offer Price).

6. A Company analyst at Jefferies Equity Research placed a $67.00 price target on AOL, a whopping 34% above the $50 Offer Price, as recently as Friday May 8, 2015.1 Indeed, this was the very same day that Verizon made its offer of $50.00.

7. The Proposed Transaction was the result of an unfair process. Indeed, in the transcript of an interview held on May 12, 2015 on CNBC with Tim Armstrong, the Company’s Chairman and CEO, Armstong admitted he did not shop AOL:

Interviewer: Hey, Tim, couple of quick things. Help us with this first. Was there an auction? Give us back story here. Meaning, who went to whom? How did this happen?

Tim Armstrong: You know, basically, this happened in a very natural way and no auction.2

8. The Proposed Transaction is also subject to unfair deal protection provisions which have been agreed to by the Board that deny stockholders the

[1]	Jefferies, “AOL, Inc. 1Q15 Quick Take” (May 8, 2015).
[2]	http://www.sec.gov/Archives/edgar/data/1468516/000119312515184224/d924373dsc14d9.htm (transcript of an interview held on May 12, 2015 on CNBC with Tim Armstrong).

opportunity of a better price. Specifically, the merger agreement (“Merger Agreement”) provides for: (i) a “no-solicitation” provision prohibiting the Company from properly shopping itself; (ii) a three (3) business-day “matching rights” period during which Verizon can fully evaluate and match any superior proposal received by the Company; and (iii) a termination fee of $150 million or in other circumstances an expense reimbursement of $43 million payable to Verizon if the Company terminates the Merger Agreement to pursue another offer.

9. In agreeing to these provisions, each member of AOL’s Board violated applicable law by directly breaching and/or aiding and abetting the other Defendants’ breaches of their fiduciary duties of loyalty and care.

10. To remedy Defendants’ breaches of fiduciary duty and other misconduct, Plaintiff seeks, inter alia: (i) injunctive relief preventing consummation of the Proposed Transaction; (ii) a directive to the members of the Board that they exercise their fiduciary duties to obtain a transaction which maximizes value for AOL stockholders; (iii) a directive to Defendants that they make the Schedule 14D-9 (the “Recommendation Statement”) filed with the SEC on May 26, 2015 not misleading; and (iv) rescission of, to the extent already implemented, the Merger Agreement, or any of the terms thereof.

11. Attempting to induce stockholders to sell their shares in the Tender Offer, Defendants caused to be filed with the SEC on May 26, 2015, an inadequate and misleading Schedule 14D-9 (the “Recommendation Statement”) as detailed below. As detailed herein, the Recommendation Statement deprives AOL stockholders of the ability to make informed decisions about whether to accept the Tender Offer price or seek appraisal of their shares.

PARTIES

12. Plaintiff has been a stockholder at all times relevant hereto and currently is a stockholder of AOL.

13. Non-Party AOL is a corporation duly organized and existing under the laws of the State of Delaware and maintains its principal offices at 770 Broadway New York, NY 10003. AOL Inc is a web services company. The Company’s business spans online content, products and services that the company offers consumers, publishers and advertisers. AOL focuses on attracting consumers and providing online advertising services on company owned and operated properties as well as third party websites. AOL also operates an internet subscription access service.

14. Defendant Verizon is a Delaware corporation headquartered at 140 West Street, New York, NY 10007. Verizon Communications Inc. is an integrated telecommunications company that provides wire line voice and data services, wireless services, Internet services, and published directory information. The Company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and payphones.

15. Defendant Merger Sub is a Delaware corporation and an indirect wholly owned subsidiary of Verizon created to effectuate the Proposed Transaction.

16. Defendant Timothy M. Armstrong (“Armstrong”) is the Company’s Chief Executive Officer and Chairman of the Board. Armstrong has been guaranteed continued employment after the Merger. Armstrong also owns shares of Verizon. As such he stands on both sides of the Proposed Transaction and is conflicted.

17. Defendant Fredric G. Reynolds (“Reynolds”) is a member of the Company’s Board.

18. Defendant Dawn Gould Lepore (“Lepore) is as a member of the Company’s Board.

19. Defendant Eve Burton (“Burton”) is as a member of the Company’s Board.

20. Defendant Alberto Ibarguen (“Ibarguen”) is as a member of the Company’s Board.

21. Defendant Patricia E. Mitchell (“Mitchell”) is a member of the Company’s Board.

22. Defendant James R. Stengel (“Stengel”) is a member of the Company’s Board.

23. Defendant Richard L. Dalzell (“Dalzell”) is a member of the Company’s Board.

24. Defendant Hugh F. Johnston (“Johnston”) is a member of the Company’s Board.

25. All of AOL’s directors stand to receive lucrative payouts upon the consummation of the Proposed Transaction as the result of the acceleration of their unvested stock options and RSUs.

26. The defendants in paragraphs 16 through 24 are also known as the “Individual Defendants.”

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

27. Under Delaware law, the officers and directors of a publicly traded corporation have fiduciary duties of loyalty, candor, and care to stockholders. To diligently comply with these duties, neither the officers nor the directors may take any action that:

(a) adversely affects the value provided to the corporation’s stockholders;

(b) will discourage, inhibit, or deter alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits themselves from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s stockholders; and/or

(e) will provide the officers and/or directors with preferential treatment at the expense of, or separate from, the public stockholders.

28. In accordance with the Board’s duties of loyalty, the Individual Defendants, as officers and/or directors of AOL, are obligated under Delaware law to refrain from:

(a) participating in any transaction where the officers’ or directors’ loyalties are divided;

(b) participating in any transaction where the officers or directors receive, or are entitled to receive, a personal financial benefit not equally shared by the public stockholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public stockholders.

29. Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties and aiding and abetting such breaches, including their duties of loyalty, candor and care owed to Plaintiff and other public stockholders of AOL.

FACTUAL ALLEGATIONS

AOL’s Background and Growth Potential

30. AOL describes its business as being organized into the following three reportable “segments.”

•	The Brand Group, which consists of our portfolio of distinct and unique content brands as well as certain service brands. The results for this segment include the performance of our advertising offerings on a number of owned and operated sites, such as AOL.com, The Huffington Post, TechCrunch and MapQuest. The Brand Group also includes co-branded websites owned or operated by third parties for which certain criteria have been met, including the requirement that the internet traffic has been assigned to us.

•	The Membership Group, which consists of offerings that serve our registered account holders, both free and paid. The results for this segment include the performance of our subscription offerings and advertising offerings on Membership Group properties, including communications products, such as AOL Mail.

•	AOL Platforms (formerly referred to as AOL Networks), which consists of interconnected programmatic (automated) and premium advertising offerings and technologies that advertisers and publishers use to reach consumers across all devices (i.e., desktop, mobile and television), and includes formats such as display, including video and social formats. AOL Platforms also provides additional technology solutions that enhance our programmatic platforms and enable advertisers and publishers to have an end-to-end open programmatic media buying experience by providing access to Third Party Properties, AOL Properties ad serving, content personalization, targeting, attribution and cross-channel analytics. The results for this segment include the performance of Advertising.com (“Ad.com”), AdLearn Open Platform (“AOP”), Adap.tv, Marketplace by ADTECH (“Marketplace”), AOL On, Be On, ADTECH, Gravity, Vidible and Convertro.

31. On May 8, 2015 AOL announced strong first quarter 2015 financial results. AOL’s total quarterly revenue of $625.1 million was an increase of 7% compared to the first quarter of 2014.

32. Tim Armstrong, AOL Chairman & CEO’s boasted:

AOL grew its consumer base strongly and saw continued strength in video, mobile and programmatic advertising, while we also updated the structure and capabilities of the company. AOL continues to grow in strength and we are on a mission to scale the first Media Technology company of the internet and mobile age.3

The Proposed Transaction

33. On May 12, 2015, AOL and Verizon announced that they entered into the Merger Agreement, pursuant to which Verizon would acquire all the outstanding shares of AOL through a tender offer by which each AOL stockholder is entitled to receive $50.00 for each share of AOL common stock, net to the seller in cash, without interest, less any required withholding taxes.

34. The May 12, 2015 press release stated in relevant part that:

Verizon to Acquire AOL

Deal Creates Unique and Scaled Digital Media Platforms for Consumers, Advertisers and Partners

[3]	http://ir.aol.com/mobile.view?c=147895&v=203&d=1&id=2045974 (emphasis added).

NEW YORK – Taking another significant step in building digital and video platforms to drive future growth, Verizon Communications Inc. (NYSE, Nasdaq: VZ) today announced the signing of an agreement to purchase AOL Inc. (NYSE: AOL) for $50 per share — an estimated total value of approximately $4.4 billion.

Verizon’s acquisition further drives its LTE wireless video and OTT (over-the-top video) strategy. The agreement will also support and connect to Verizon’s IoT (Internet of Things) platforms, creating a growth platform from wireless to IoT for consumers and businesses.

AOL is a leader in the digital content and advertising platforms space, and the combination of Verizon and AOL creates a scaled, mobile-first platform offering directly targeted at what eMarketer estimates is a nearly $600 billion global advertising industry. AOL’s key assets include its subscription business; its premium portfolio of global content brands, including The Huffington Post, TechCrunch, Engadget, MAKERS and AOL.com, as well as its millennial-focused OTT, Emmy-nominated original video content; and its programmatic advertising platforms.

Lowell McAdam, Verizon chairman and CEO, said: “Verizon’s vision is to provide customers with a premium digital experience based on a global multiscreen network platform. This acquisition supports our strategy to provide a cross-screen connection for consumers, creators and advertisers to deliver that premium customer experience.”

He added, “AOL has once again become a digital trailblazer, and we are excited at the prospect of charting a new course together in the digitally connected world. At Verizon, we’ve been strategically investing in emerging technology, including Verizon Digital Media Services and OTT, that taps into the market shift to digital content and advertising. AOL’s advertising model aligns with this approach, and the advertising platform provides a key tool for us to develop future revenue streams.”

Tim Armstrong, AOL chairman and CEO, will continue to lead AOL operations after closing.

Armstrong said, “Verizon is a leader in mobile and OTT connected platforms, and the combination of Verizon and AOL creates a unique and scaled mobile and OTT media platform for creators, consumers and advertisers. The visions of Verizon and AOL are shared; the companies have existing successful partnerships, and we are excited to work with the team at Verizon to create the next generation of media through mobile and video.”

The transaction will take the form of a tender offer followed by a merger, with AOL becoming a wholly owned subsidiary of Verizon upon completion.

The transaction is subject to customary regulatory approvals and closing conditions and is expected to close this summer.

Verizon expects to fund the transaction from cash on hand and commercial paper. The company also continues to expect to return to pre-Vodafone transaction credit ratings in the 2018-2019 timeframe.

Transaction advisers for Verizon were LionTree Advisors; Guggenheim Partners; and Weil, Gotshal & Manges. AOL advisers were Allen & Company LLC and Wachtell, Lipton, Rosen & Katz.

Verizon Communications Inc. (NYSE, Nasdaq: VZ), headquartered in New York, is a global leader in delivering broadband and other wireless and wireline communications services to consumer, business, government and wholesale customers. Verizon Wireless operates America’s most reliable wireless network, with 108.6 million retail connections nationwide. Verizon also provides converged communications, information and entertainment services over America’s most advanced fiber-optic network, and delivers integrated business solutions to customers worldwide. A Dow 30 company with more than $127 billion in 2014 revenues, Verizon employs a diverse workforce of 176,200. For more information, visit www.verizon.com/news/.

35. The offer price set forth in the Merger Agreement substantially undervalues AOL and harms its stockholders. As can be seen from the chart below, AOL stock had already risen above the Offer Price of $50, so there is no “premium” to this Tender Offer. Indeed as of mid-day May 22, 2015, AOL stock was trading slightly above the Offer Price:

AOL Inc. (AOL) ☐ Watchlist

50.23 -0.03(-0.06%) NYSE - As of 12:06pm EDT

36. Having failed to maximize the sale price for the Company or engaged in an entirely fair transaction, members of the Board breached the fiduciary duties they owe to the Company’s public stockholders because the Company has been improperly valued and stockholders will not likely receive adequate or fair value for their AOL common stock in the Proposed Transaction.

The Self-Interest of the Board and Its CEO

37. Defendant CEO and Chairman of the Board admitted in a May 12, 2015 interview on CNBC that he is “highly invested in [V]erizon.”4 As a shareholder of Verizon, Armstrong stands on both sides of the Proposed Transaction and is conflicted.

38. Moreover, John Stratton, Verizon’s Head of Operations, has made it pretty clear what brought Verizon to the negotiating table: “Our principal interest was around the ad tech platform that Tim Armstrong and his team have done a really terrific job building.” As Forbes stated: “That’s Tim Armstrong, not AOL, folks.” 5 In other words, Verizon wanted to hire Armstrong and Armstrong wanted to work for Verizon – that deal was made prior to the price being worked out. And with Armstrong the chief negotiator, the deal was the result of an unfair process.

39. All of AOL’s directors stand to receive lucrative payouts upon the consummation of the Proposed Transaction as the result of the acceleration of their

[4]	http://www.sec.gov/Archives/edgar/data/1468516/000119312515184224/d924373dsc14d9.htm (transcript of an interview held on May 12, 2015 on CNBC with Tim Armstrong).
[5]	http://www.forbes.com/sites/edmundingham/2015/05/13/verizon-had-one-thing-on-its-mind-when-it-agreed-to-buy-aol-ceo-tim-armstrong unvested stock options and RSUs. Under the terms of the Merger Agreement, all vested and unvested stock options and RSUs will be cancelled upon the consummation of the Proposed Transaction, entitling the holders to receive the full value for each RSU or stock option. For example, in 2014, Director Compensation was the following (from AOL’s Proxy Statement, dated April 16, 2015):

Director Compensation in 2014

For 2014, the annual equity grant to non-employee directors was made on May 30, 2014, and 100% (with a value of $150,000) was in the form of RSUs. The RSUs vest on the earlier of May 30, 2015 or the day before the 2015 Annual Meeting. Pursuant to the terms of the Directors’ Deferred Compensation Plan, all non-employee directors other than Mr. Ibargüen and Mr. Johnston elected to defer their 2014 RSU awards. Ms. Burton elected to defer cash compensation for 2014 pursuant to the terms of the Directors’ Deferred Compensation Plan and, in connection with such deferral, received DSUs. Tim Armstrong receives no additional compensation for his service as a director. The table below sets forth information regarding compensation earned in 2014 by our non-employee directors.

Name	Fees Earned or Paid in		All Other
	Cash ($)	Stock Awards ($)(1)(2)(3)	Compensation ($)	Total ($)

Eve Burton(4)	$0	$249,982	$—	$249,982
Richard Dalzell	$100,000	$149,982	$—	$249,982
Alberto Ibargüen	$100,000	$149,982	$—	$249,982
Hugh Johnston	$125,000	$149,982	$—	$274,982
Dawn Lepore	$100,000	$149,982	$—	$249,982
Patricia Mitchell	$125,000	$149,982	$—	$274,982
Fredric Reynolds	$145,000	$149,982	$—	$294,982
James Stengel	$125,000	$149,982	$—	$274,982

(Footnotes omitted). And outstanding RSUs for the Board Members were the following:

Outstanding Stock
	Outstanding RSUs as of 12/31/14	Options as of 12/31/14
Eve Burton	6,932	—
Richard Dalzell	23,786	12,048
Alberto Ibargüen	13,025	—
Hugh Johnston	11,918	—
Dawn Lepore	11,810	—
Patricia Mitchell	23,786	12,048
Fredric Reynolds	27,232	12,048
James Stengel	17,352	12,048

40. In addition, Defendant Armstrong and other officers of the Complaint will receive the following (from AOL’s Proxy Statement, dated April 16, 2015):

TERMINATION WITHOUT CAUSE/FOR GOOD REASON OR CHANGE IN CONTROL AND TERMINATION WITHOUT CAUSE/FOR GOOD REASON

Tim Armstrong
Termination without Cause/for Good Reason	$4,130,000	$37,197	$0	—	$4,167,197
Change in Control and Termination without Cause/for Good Reason	$4,130,000	$37,197	$8,571,568	—	$12,738,765
Karen Dykstra
Termination without Cause/for Good Reason	$2,095,313	$24,125	$0	—	$2,119,438
Change in Control and Termination without Cause/for Good Reason	$2,095,313	$24,125	$4,429,945	—	$6,549,383
Julie Jacobs
Termination without Cause/for Good Reason	$1,731,375	$37,197	$0	—	$1,768,572
Change in Control and Termination without Cause/for Good Reason	$1,731,375	$37,197	$3,287,955	—	$5,056,527
Robert Lord
Termination without Cause/for Good Reason	$1,848,750	$37,197	$0	—	$1,885,947
Change in Control and Termination without Cause/for Good Reason	$1,848,750	$37,197	$3,234,114	—	$5,120,061
William Pence
Termination without Cause/for Good Reason	$1,336,735	$0	$0	—	$1,336,735
Change in Control and Termination without Cause/for Good Reason	$1,336,735	$0	$1,592,335	—	$2,929,070

(Footnotes omitted)

The Merger Agreement Is Improperly Structured

41. Furthermore, and in violation of the duty of the members of AOL’s Board to maximize stockholder value, the Merger Agreement contains terms designed to favor the Proposed Transaction and deter alternative bids.

42. For example, §6.4 of the Merger Agreement includes a “no solicitation” provision which provides that “the Company agrees that it and its subsidiaries shall, and that it shall use its reasonable best efforts to cause its and their respective Representatives to, immediately cease any discussions or negotiations with any persons that may be ongoing with respect to a Competing Proposal and, until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, not, directly or indirectly: (i)

solicit, initiate or knowingly facilitate or encourage any Competing Proposal; (ii) participate in any negotiations regarding, or furnish to any person any nonpublic information with respect to, any Competing Proposal; (iii) engage in discussions with any person with respect to any Competing Proposal; (iv) approve or recommend any Competing Proposal; (v) enter into any letter of intent or similar document or any agreement or commitment providing for any Competing Proposal; (vi) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the DGCL), or any restrictive provision of any applicable anti-takeover provision in the Restated Certificate of Incorporation or By-laws of the Company or the Rights Plan, inapplicable to any person other than Parent and its Affiliates or to any transactions constituting or contemplated by a Competing Proposal; or (vii) resolve or agree to do any of the foregoing.”

43. In addition, pursuant to § 6.4(b) of the Merger Agreement, should an unsolicited bidder appear, the Company must notify Verizon of the competing offer promptly, but in no event later than within 48 hours after receiving the alternative proposal.

44. Moreover, § 6.4(d) of the Merger Agreement severely limits the Board’s ability to recommend any competing bid and provides that Verizon has at least three (3) business days to submit a superior offer. Verizon is thus able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, including the identity of the third-party bidder, eliminating any leverage that the Company has in receiving the unsolicited offer, and significantly deterring an alternative offer from coming forward.

45. The Merger Agreement gives Verizon access to any rival bidder’s information and provides Verizon with a superior bargaining position to any competitive bidder. Accordingly, no rival bidder is likely to emerge because the Merger Agreement unfairly ensures that any “auction” will favor Verizon and piggy-back upon the due diligence (and financial outlay) of the foreclosed second bidder.

46. Moreover, pursuant to § 8.3 of the Merger Agreement, the Company has agreed to pay an improper termination fee of $150 million or in other circumstances an expense reimbursement of $43 million payable to Verizon in certain circumstances, including if the Company terminates the Merger Agreement because the Board has determined to pursue another alternative superior offer.

47. Finally, the Individual Defendants chose to structure the deal as a tender offer (the “Tender Offer”). This structure greatly increases the chances of consummating the Proposed Transaction and leaves stockholders with minimal time to effectively challenge the deal.

In Addition to the Unfair Process, the Defendants Are Soliciting Stockholders to Tender Their Shares through a Materially Deficient Recommendation Statement

48. The Company rushed to do a deal with Verizon after it made an exploding offer. Verizon made its offer on Friday May 8, 2015, the directors got a price bump that day then signed the deal on Monday, May 11th, the next business day. Moreover, before the Company agreed to a deal, management knew they would have jobs with the post-merger entity. In fact the Forbes article6 referred to above, indicates a major incentive for Verizon to do the deal in the first place was to hire Armstrong, AOL’s Chief Executive Officer, Chairman of the Board, and AOL’s chief negotiator. In addition, the Merger Agreement was largely negotiated before Verizon even indicated a range of values. All of which leads to the inference the Company already decided to sell itself to Verizon before Verizon’s final bid.

49. Indeed, there is no indication the Board ever sought higher bids from the three bidders (Company A, B, or C) after Verizon made its offer and there is no indication any of these parties ever walked away from the negotiating table.

[6]	http://www.forbes.com/sites/edmundingham/2015/05/13/verizon-had-one-thing-on-its-mind-when-it-agreed-to-buy-aol-ceo-tim-armstrong

50. The Tender Offer does not provide for a stockholder vote. However, stockholders need to decide prior to the close of the Tender Offer (11:59 pm E.S.T. at the end of the day on June 22, 2015) whether to tender their shares or exercise their appraisal rights. To that end, the Defendants filed the Recommendation Statement as part of their effort to solicit stockholders to tender their shares. The Recommendation Statement, however, fails to provide AOL stockholders with material information necessary to decide whether to tender their shares.

51. The omitted information described herein, if and when disclosed, would significantly alter the totality of information available for consideration by AOL stockholders, and thus its exclusion from the Recommendation Statement precludes these stockholders from making a fully informed decisions whether he or she should tender their shares.

52. The Recommendation Statement discloses that AOL was approached by other companies for a merger before the final decision was made to trade itself to Verizon for $4.4 billion. Though AOL did not reveal the names of those companies, it stated that there were three companies other than Verizon that proposed acquisition deals.

53. The Recommendation Statement reveals Verizon and AOL executives began initial talks in June, 2014. They discussed a potential joint venture, and prospective benefits for merging AOL’s media content and programmatic advertising platform with Verizon’s end-to-end video delivery network, premium video content, and mobile OTT offering.

54. At the time, Verizon had insisted that it had no interest in having complete control over its prospective partner’s entire operations. Meanwhile, AOL had a different deal planned as well – to vend off assets of its Brand Group separately (including TechCrunch and Huffington Post) and hold onto its tech businesses.

55. By December 2014, AOL’s financial executives and officials started negotiations with an anonymous, interested party (“Company A”) regarding an acquisition. Soon after, AOL appointed CEO Tim Armstrong to assess and analyze the strategic alternatives. The Recommendation Statement does not disclose why an independent Special Committee was not appointed. In an interview held on May 12, 2015, Armstrong admitted: “ I’m highly invested in [V]erizon.”7 If so, Armstrong was conflicted and stood on both sides of the deal he personally negotiated. Armstrong was also offered an executive position post-merger. The Recommendation Statement does not disclose the details of CEO Armstrong’s potential conflict.

[7]	http://www.sec.gov/Archives/edgar/data/1468516/000119312515184224/d924373 dsc14d9.htm (emphasis added).

56. Talks with Verizon in the meantime continued till January 2015 regarding a possible joint venture revolving around Internet-based video.

57. Another anonymous party (“Company B”) approached AOL in February 2015, digging for additional information regarding its brands business and platforms. The Recommendation Statement does not state why or whether Company B’s interest waned.

58. An anonymous private equity firm (“Company C”) approached AOL in March 2015 for purchasing some of AOL’s assets. The Recommendation Statement does not state why Company C’s interest waned. Moreover, Defendants fail to disclose any details about this proposal to acquire some of AOL’s assets.

59. On April 8, 2015, Verizon CEO Lowell McAdam proposed to AOL that AOL could leap forward for a full-on acquisition after all, which made AOL encourage its lawyers and bankers to contemplate a prospective sale of the entire company. The Recommendation Statement does not disclose why AOL did not “shop” the Company.

60. In connection with a May 4, 2015 proposal from Company C (p.18), the Recommendation Statement fails to disclose the specific assets for which Company C presented an offer to acquire and the specific value of this proposal from Company C.

61. On May 11, 2015, Verizon finally succeeded in finalizing a buyout of AOL for $50 per share, valuing AOL at $4.4 billion.

62. The Recommendation Statement (p. 7) discloses that Mr. Armstrong will be rewarded with a “Founders’ Incentive Award.” The award represents 1.5% of AOL’s market value, giving Mr. Armstrong approximately $59 million in compensation for the Merger. The Recommendation Statement does not disclose the reason for this $59 million handout.

63. In connection with the Selected Public Companies Analysis (pp. 26-28), the Recommendation Statement fails to disclose the following multiples for each of the selected companies observed by Allen & Company in each of its selected public companies analysis and its sum-of-the-parts selected public companies analysis:

a. Firm Value / 2015E EBITDA;

b. Firm Value / 2016E EBITDA;

c. Firm Value / 2015E Gross Revenue; and

d. Firm Value / 2016E Gross Revenue.

64. Also, in connection with the Selected Public Companies Analysis (pp. 26-28), the Recommendation Statement further fails to disclose (a) whether Allen & Company performed any type of benchmarking analysis for AOL, or any of its Brand Group, Membership Group, and AOL Platforms segments in relation the selected companies; and (b) what were the indicated implied equity value per share ranges for each of the Brand Group segment, the Membership Group segment, and the AOL Platforms segment, separately.

65. In connection with the Sum-of-the-Parts Selected Precedent Transactions Analysis (pp.28-29), the Recommendation Statement fails to disclose the Firm Value/LTM Revenue multiples for each of the selected transactions observed by Allen & Company in its analysis.

66. In connection with the Discounted Cash Flow Analysis (p. 29), the Recommendation Statement fails to disclose:

A.	the estimated present value of net operating loss carryforwards and other tax attributes as included by Allen & Company in its analysis;

B.	the individual inputs and assumptions that Allen & Company used for the selection of discount rates of 10.0%-12.0%;

C.	the implied perpetuity growth rates observed by Allen & Company from this analysis; and

D.	whether Allen & Company treated stock-based compensation as a cash or non-cash expense.

67. The Recommendation Statement fails to explain why Allen & Company’s DCF analysis discounts to a present value of 6/30/15 — a date in the future.

68. The Recommendation Statement fails to disclose whether management’s projections are in fact management’s best estimates.

69. The Recommendation Statement indicates that: “The Forecasts summarized in this section were prepared prior to the execution of the Merger

Agreement and have not been updated to reflect any changes after the date they were prepared,” however, it does not indicate when specifically prior to the execution of the Merger Agreement they were prepared.

70. Finally, the Recommendation Statement fails to disclose projections for free cash flows, capital expenditures, changes in working capital, taxes and stock-based compensation. OIBDA is not shorthand for free cash flows because it does not consider CapEx, taxes, or changes in working capital. The failure to disclose free cash flows is particularly egregious here because in its 10-K (see 2014 10-K at 57), the Company explained that it uses “Free Cash Flow as a supplemental measure of our performance.” Free Cash flows are meaningfully different from OIBDA. For example in 2014, AOL had adjusted OIBDA of $507.3 million and free cash flows of $264 million (almost half). This is because, in part, the Company’s free cash flows, unlike OBIDA, account for $73.9 million in capital expenditures and product development costs. This figure alone results in free cash flows being 14.6% lower than adjusted OBIDA in 2014.8 According to the Recommendation Statement (p. 30), “OIDBA is equivalent to EBITDA.”

[8]	As Warren Buffett explained in a letter to Berkshire Hathaway stockholders: “References to EBITDA make us shudder… does management think the tooth fairy pays for capital expenditures? We’re very suspicious of accounting methodology that is vague or unclear, since too often that means management wishes to hide something.”

http://www.berkshirehathaway.com/2000ar/2000letter.html.

CLASS ACTION ALLEGATIONS

71. Plaintiff brings this action for himself and on behalf of all holders of AOL common stock which have been or will be harmed by the conduct described herein (the “Class”). Excluded from the Class are Defendants and any individual or entity affiliated with any defendant.

72. This action is properly maintainable as a class action.

73. The Class is so numerous that joinder of all members is impracticable. According to the Company’s filings, as of February 24, 2015, the number of shares of AOL common stock outstanding was 78,413,472.

74. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, due care, good faith, and candor with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b) whether the Individual Defendants have breached any of their other fiduciary duties owed to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(c) whether the Individual Defendants misrepresented and omitted material facts in violation of the fiduciary duty of candor owed by them to Plaintiff and the other members of the Class;

(d) whether the Individual Defendants have breached any of their other fiduciary duties owed to Plaintiff and the other members of the Class in connection with the Proposed Transaction, including their duty of candor;

(e) whether the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers designed to discourage other potentially interested parties from making an offer to acquire the Company or its assets;

(f) whether Verizon aided and abetted any of the Individual Defendants’ breaches of fiduciary duty owed to Plaintiff and the other members of the Class in connection with the Proposed Transaction; and

(g) whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction consummated without the actions complained of herein being corrected.

56. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

57. Plaintiff has retained competent counsel experienced in litigation of this nature and will fairly and adequately represent and protect the interests of the Class.

58. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

59. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

60. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

61. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

62. The Individual Defendants have violated the fiduciary duties of care, loyalty, and independence owed to the public stockholders of AOL and have acted to put their personal interests ahead of the interests of AOL stockholders.

63. By the acts, transactions, and course of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value inherent in and arising from AOL.

64. The Individual Defendants have violated their fiduciary duties by entering AOL into the Proposed Transaction without regard to the effects of the Proposed Transaction on AOL stockholders.

65. The terms of the Proposed Transaction were not entirely fair to the Class, and the unfairness was compounded by the Board’s retention of a conflicted financial advisor with a material financial stake in Verizon.

66. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty and care owed to the stockholders of AOL by entering into the merger through the unfair process exemplified by the Merger Agreement.

67. By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

68. As a result of the Individual Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of AOL’s assets and operations. Unless the Proposed Transaction is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Merger Agreement terms, and may consummate the Proposed Transaction, all to the irreparable harm of the members of the Class.

69. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Verizon

70. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

71. The Individual Defendants owed to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

72. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiff and the members of the Class.

73. The Verizon Defendants colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class.

74. The Verizon Defendants participated in the breach of the fiduciary duties by the Individual Defendants for the purpose of advancing their own interests. The Verizon Defendants obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches. The Verizon Defendants will benefit from the acquisition of the Company at an inadequate and unfair price if the Proposed Transaction is consummated.

75. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief, in him favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Merger Agreement was agreed to in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

C. Rescinding, to the extent already implemented, the Merger Agreement;

D. Enjoining Defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process reasonably designed to enter into a merger agreement providing the best possible value for stockholders;

E. Enjoining the Defendants unless or until they fully disclose to Plaintiff and the Class all material information concerning the Proposed Transaction necessary for AOL stockholders to make an informed decision whether to tender their shares in connection with the Tender Offer;

F. Directing the Individual Defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for AOL and obtain a transaction which is in the best interests of AOL stockholders;

G. Imposition of a constructive trust, in favor of Plaintiff and members of the Class, upon any benefits improperly received by Defendants as a result of their wrongful conduct;

H. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

I. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: June 3, 2015	Respectfully submitted,

FARUQI & FARUQI, LLP

	By:	/s/ James R. Banko
James R. Banko (Del. Bar No. 4518)
Derrick B. Farrell (Del. Bar No. 5747)
20 Montchanin Road, Suite 145
Wilmington, DE 19807
Tel: (302) 482-3182
Fax: (302) 482-3612

Attorneys for Plaintiff Charles Martin

OF COUNSEL:

FARUQI & FARUQI, LLP

Juan E. Monteverde

369 Lexington Avenue, 10th Fl.

New York, NY10017

Tel.: (212) 983-9330

Fax: (212) 983-9331

Attorneys for Plaintiff Charles Martin

EFiled: Jun 03 2015 07:16PM EDT Transaction ID 57333822 Case No. 11092-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

CHARLES MARTIN, Individually and on	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
v.	)
)
TIMOTHY M. ARMSTRONG,	)	C.A. No.
FREDERIC G. REYNOLDS, DAWN,	)
GOULD LEPORE, EVE BURTON,	)
ALBERTO IBARGUEN, PATRICIA E.	)
MITCHELL, JAMES R. STENGEL,	)
RICHARD L. DALZELL, HUGH F.	)
JOHNSTON, VERIZON	)
COMMUNICATIONS INC. and, HANKS	)
ACQUISITION SUB, INC.,	)
)
Defendants.	)

VERIFICATION AND AFFIDAVIT OF CHARLES MARTIN

STATE OF NEW YORK	)
	)	ss:
COUNTY OF NEW YORK	)

I, Charles Martin, being duly sworn depose and state that:

1. I am the plaintiff in the above-entitled action. I have read the foregoing Verified Class Action Complaint and authorized its filing. The facts set forth in the Verified Class Action Complaint that relate to the acts and deeds for myself are true to my knowledge. With respect to the facts set forth in the foregoing Verified Class Action Complaint that relate to the acts of others, as to those matters, I believe them to be true based on the investigation of my attorneys.

2. I have not received, been promised or offered and will not accept any form of compensation, directly or indirectly, for prosecuting or serving as a representative party in this action except (i) such damages or other relief as the Court may award me as a member of the Class; (ii) such fees, costs or other payments as the Court expressly approves to be paid to me; or (iii) reimbursement, paid by my attorneys, of actual and reasonable out-of-pocket expenditures incurred directly in connection with the prosecution of this action.

Charles Martin

Sworn to before me this 2nd day of June, 2015

Notary Public

My commission expires:

NADEEM FARUQI Notary Public, State of New York No. 02FA4943866 Qualified in New York County Commission Expires Nov. 7, 2018

2

EFiled: Jun 03 2015 07:16PM EDT Transaction ID 57333822 Case No. 11092-

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 3(A) OF THE RULES OF THE COURT OF CHANCERY

The information contained herein is for the use by the Court for statistical and administrative only. Nothing stated herein shall be deemed an admission by or binding upon any party.

1. Caption of Case:

Charles Martin vs. Timothy M. Armstrong, Fredric G. Reynolds, Dawn Gould Lepore, Eve Burton, Alberto Ibarguen, Patricia E. Mitchell, James R. Stengel, Richard L. Dalzell, Hugh F. Johnston, Verizon Communications Inc. and Hanks Acquisition Sub, Inc.

2. Date Filed:	June 3, 2015

3. Name and address of counsel for plaintiff(s):

James R. Banko, Esq. and Derrick B. Farrell, Esq., Faruqi & Faruqi, LLP, 20 Montchanin Road, Suite 145, Wilmington, Delaware 19807

4. Short statement and nature of claim asserted:

Plaintiff and other public stockholders of AOL brings this class action suit against Verizon for breaching and aiding and abetting the breach of fiduciary duties owed to the class in connection with Verizon’s proposed acquisition of AOL.

5. Substantive field of law involved (check one):

	Administrative law	Labor law	Trusts, Wills and Estates
	Commercial law	Real Property	Consent trust petitions
	Constitutional law	348 Deed Restriction	Partition
X	Corporation law	Zoning	Other
Trade secrets/trade mark/or other intellectual property

6. Related cases, including any Register of Wills matters (this requires copies of all documents in this matter to be filed with the Register of Wills):

Richard Williams vs. AOL, C.A. No. 11049-VCG

7. Basis of court’s jurisdiction (including the citation of any statute(s) conferring jurisdiction):

10 Del. C. § 341

8. If the complaint seeks preliminary equitable relief, state the specific preliminary relief sought.

9. If the complaint seeks a TRO, summary proceedings, a Preliminary Injunction, or Expedited Proceedings, check here     . (If #9 is checked, a Motion to Expedite must accompany the transaction.)

10. If the complaint is one that in the opinion of counsel should not be assigned to a Master in the first instance, check here and attach a statement of good cause.   X

/s/ James R. Banko (#4518)
Signature of Attorney of Record & Bar ID

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

CHARLES MARTIN, Individually and On	)	C.A. No.
Behalf of All Others Similarly Situated,	)
)
	)	CLASS ACTION
Plaintiff,	)
)
v.	)
)
TIMOTHY M. ARMSTRONG, FREDERIC	)
G. REYNOLDS, DAWN GOULD	)
LEPORE, EVE BURTON, ALBERTO	)
IBARGUEN, PATRICIA E. MITCHELL,	)
JAMES R. STENGEL, RICHARD L.	)
DALZELL, HUGH F. JOHNSTON,	)
VERIZON COMMUNICATIONS INC. and	)
HANKS ACQUISITION SUB, INC.,	)
)
)
Defendants.

STATEMENT OF GOOD CAUSE

I am a partner of Faruqi & Faruqi, LLP, and a member in good standing of the Bar of the State of Delaware. With my firm, I am counsel to Plaintiff in this action. We respectfully submit that this action is inappropriate for submission to a Master in the first instance, as the case involves complex issues under Delaware corporate law.

Respectfully submitted,
Dated: June 3, 2015
	By:	/s/ James R. Banko
James R. Banko (#4518)
Derrick B. Farrell (#5747)
FARUQI & FARUQI, LLP
20 Montchanin Road, Suite 145
Wilmington, DE 19807
Tel.: (302) 482-3182
Fax: (302) 482-3612
Email: jbanko@faruqilaw.com

Counsel for Plaintiff Charles Martin